Issuer Free Writing Prospectus, dated May 3, 2007
Filed by: Entertainment Properties Trust pursuant to Rule 433 under the Securities Act of 1933
Registration Statement No. 333-140978
4,000,000 Shares
Entertainment Properties Trust
7.375% Series D Cumulative Redeemable Preferred Shares
Liquidation Preference $25.00 per Share
     This information supplements the information contained in the Preliminary Prospectus Supplement dated May 1, 2007 to the Prospectus dated February 27, 2007.

Issuer:	Entertainment Properties Trust
Security:	7.375% Series D Cumulative Redeemable Preferred Shares, par value $0.01 per share (“Series D Preferred Shares”)
Securities Offered:	4,000,000 shares, all primary
Overallotment Option:	600,000 shares, all primary
Type of Offering:	SEC Registered—Registration Statement No. 333-140978
Public Offering Price:	$25.00 per share
Ranking:	Preferred
Distribution Rate and Payment Dates:	Investors will be entitled to receive cumulative cash distributions on the Series D Preferred Shares at a rate of 7.375% per year of the $25.00 liquidation preference (equivalent to $1.84375 per year per share). Distributions on the Series D Preferred Shares are payable quarterly in arrears on January 15, April 15, July 15 and October 15 of each year, or if not a business day, the next succeeding business day, beginning July 16, 2007. The first distribution will be for less than a full quarterly period and any distribution payable on the Series D Preferred Shares for any partial distribution period shall be computed on the basis of a 360-day year consisting of twelve 30-day months. However, during any period of time that both (i) the Series D Preferred Shares are not listed on the New York Stock Exchange (“NYSE”), the American Stock Exchange (“AMEX”) or the NASDAQ Stock Market (“NASDAQ”), and (ii) we are not subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), but Series D Preferred Shares are outstanding, we will increase the cumulative cash distributions payable on the Series D Preferred Shares to a rate of 8.375% per year of the $25.00 liquidation preference (equivalent to $2.09375 per year per share). Distributions payable to investors on the Series D Preferred Shares issued in this offering will be cumulative from the date of original issuance. Distributions on the Series D Preferred Shares will continue to accumulate even if we do not have earnings or funds legally available to pay such distributions or we do not declare the payment of distributions.
Maturity:	Perpetual
Special Optional Redemption:	If at any time both (i) the Series D Preferred Shares cease to be listed on the NYSE, the AMEX or the NASDAQ, and (ii) we cease to be subject to the reporting requirements of the Exchange Act, but Series D Preferred Shares are outstanding, we will have the option to redeem the Series D Preferred Shares, in whole but not in part, within 90 days of the date upon which the Series D Preferred Shares cease to be listed and we cease to be subject to such reporting requirements, for cash at $25.00 per share, plus any accumulated and unpaid distributions up to and including the date of redemption.
Optional Redemption:	We may not redeem the Series D Preferred Shares prior to May 25, 2012, except as described above under “Special Optional Redemption” or in limited circumstances to preserve our qualification as a REIT. On and after May 25, 2012, we may, at our option, redeem the Series D Preferred Shares, in whole or from time to time in part, by paying $25.00 per share plus any accumulated and unpaid distributions up to and including the redemption date.
Underwriting Discount:	$0.7875 per share
Trade Date:	May 4, 2007
Settlement Date:	May 25, 2007, which is the 15th business day after the date of the Prospectus Supplement.
CUSIP:	29380T501
Underwriters:	Bear, Stearns & Co. Inc. (Joint Book-Running Manager) Morgan Stanley & Co. Incorporated (Joint Book-Running Manager) RBC Dain Rauscher Inc. (Co-Manager) A.G. Edwards & Sons, Inc. (Co-Manager) KeyBanc Capital Markets Inc. (Co-Manager)
Net Proceeds:	Approximately $96.6 million ($111.13 million if the over-allotment option is exercised in full), after deducting the underwriting discount and commissions and our estimated offering expenses.
Use of Proceeds:	We expect to use the net proceeds from this offering to redeem all of our 9.50% Series A Cumulative Redeemable Preferred Shares and for general business purposes, which may include funding the acquisition, development or financing of properties or repayment of debt. Pending this application, we intend to use the net proceeds to reduce indebtedness under our unsecured revolving credit facility and to invest any remaining net proceeds in interest-bearing securities which are consistent with our qualification as a REIT.
Common stock symbol / Exchange:	EPR / NYSE
Incorporation of Certain Information by Reference:
     The following information supplements and adds to the information included in the section captioned “Incorporation of Certain Information by Reference” in our Preliminary Prospectus Supplement dated May 1, 2007 to the Prospectus dated February 27, 2007 (the “Preliminary Prospectus Supplement”):
* * * * * *
Our current report on Form 8-K filed on May 1, 2007.
Recent Developments:
     The following information supplements and adds to the information included in the section captioned “Recent Developments” in our Preliminary Prospectus Supplement:
* * * * * *
Amendment to our Proposed Equity Incentive Plan
     In our Proxy Statement and Notice of 2007 Annual Shareholders’ Meeting filed with the SEC on April 6, 2007, we solicited shareholder approval of an equity incentive plan, referred to as the 2007 Equity Incentive Plan, to provide equity-based compensation to our trustees, officers and employees. We have subsequently reduced the number of our shares that would be authorized for issuance under the plan from 1,500,000 to 950,000. The shares remaining available for issuance or award under our First Amended and Restated 1997 Share Incentive Plan will no longer be available for issuance or award if our shareholders approve the 2007 Equity Incentive Plan.
Capitalization:
     The following information supplements and adds to the information included in the section titled “Capitalization” in our Preliminary Prospectus Supplement:
* * * * * *

CAPITALIZATION
     The following table describes our actual capitalization as of March 31, 2007, and our capitalization on an as adjusted basis to reflect the issuance and sale of the 4,000,000 Series D Preferred Shares offered by this prospectus supplement (assuming no exercise of the underwriters’ over allotment option) and the application of the net proceeds as described in “Use of Proceeds.” This information should be read in conjunction with, and is qualified in its entirety by, the consolidated financial statements and schedules and notes thereto included in our quarterly report on Form 10-Q for the quarter ended March 31, 2007, incorporated by reference in this prospectus supplement.

	March 31, 2007
	Actual	As Adjusted
	(Dollars in thousands, except share data)
	(Unaudited)

Debt:
Unsecured revolving credit facility (1)	$64,000	$24,900
Other long-term debt	670,456	670,456
Total debt	734,456	695,356
Minority interest	4,341	4,341
Shareholders’ equity:
Common shares, $0.01 par value, 50,000,000 shares authorized; 27,425,635 shares issued	274	274
Preferred shares, $0.01 par value, 15,000,000 shares authorized, actual; 25,000,000 shares authorized, as adjusted; 2,300,000 Series A Preferred Shares issued, actual, and no Series A Preferred Shares issued, as adjusted; 3,200,000 Series B Preferred Shares issued, actual and as adjusted; 5,400,000 Series C Preferred Shares issued, actual and as adjusted; and no Series D Preferred Shares issued, actual, and 4,000,000 Series D Preferred Shares issued, as adjusted(2)	109	126
Additional paid-in capital	890,046	931,194
Treasury shares, at cost, 776,505 shares	(21,919)	(21,919)
Loans to shareholders	(3,525)	(3,525)
Accumulated other comprehensive income	13,726	13,726
Distributions in excess of net income	(27,013)	(29,113)

Total shareholders’ equity	851,698	890,763

TOTAL CAPITALIZATION	$1,590,495	$1,590,460

(1)	At April 27, 2007, we had approximately $166.5 million of indebtedness outstanding under our unsecured revolving credit facility. We intend to use the net proceeds from this offering to redeem all of our Series A Preferred Shares and for general business purposes as described under “Use of Proceeds.” Pending application of net proceeds to such uses, we intend to use all of the net proceeds to reduce our indebtedness under our unsecured revolving credit facility. The “As Adjusted” column gives effect, as of March 31, 2007, to the redemption of the Series A Preferred Shares and, accordingly, amounts shown for the unsecured revolving credit facility and total debt do not give effect to the net proceeds being entirely used to reduce the amount of outstanding indebtedness under the credit facility.

(2)	In connection with the consummation of this offering, we have filed an amendment to our Declaration of Trust increasing the authorized number of preferred shares from 15,000,000 to 25,000,000.
THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THIS OFFERING. YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV. ALTERNATIVELY, THE ISSUER, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND YOU THE PROSPECTUS IF YOU REQUEST IT BY CALLING TOLL-FREE 1-866-803-9204.
ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW OR ELSEWHERE WITHIN THE EMAIL ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.
Dated: May 3, 2007

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